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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                              SUREBEAM CORPORATION
                  ---------------------------------------------
                                (Name of Issuer)

                CLASS A COMMON STOCK (ON AS "AS CONVERTED" BASIS)
      ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    86866R102
                      -------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |X|      Rule 13d-1(b)

                  |_|      Rule 13d-1(c)

                  |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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-------------------------------                               ------------------
CUSIP NO. 86866R102                   13G                      PAGE 2 OF 4 PAGES
-------------------------------                               ------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (ENTITIES ONLY)

         the Titan Corporation
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware corporation
--------------------------------------------------------------------------------
                  5.       SOLE VOTING POWER
NUMBER OF                  46,774,235 shares of Class B Common and 467,742,350
                           total votes on any matter presented to the holders of
SHARES                     common stock voting as a single class. (1)
                 --------------------------------------------------------------
BENEFICIALLY
                  6.       SHARED VOTING POWER
OWNED BY                   0

EACH              --------------------------------------------------------------

REPORTING         7.       SOLE DISPOSITIVE POWER
                           46,774,235
PERSON WITH:
                  --------------------------------------------------------------

                  8.       SHARED DISPOSITIVE POWER
                           -
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

         46,774,235
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [  ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     80.1% of total outstanding common stock and
     97.6% of the total voting power.
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------
(1) On February 11, 2002, Titan entered into an exchange agreement with SureBeam pursuant to which it agreed to exchange the principal outstanding on the not to exceed $75 million note issued by SureBeam in exchange for Class B Common Stock, to the extent authorized and available for issuance, and Class A Common Stock at an exchange rate determined by the average closing price of SureBeam Class A Common Stock on twenty (20) consecutive trading days ending one day prior to the effective date of the exchange. The exchange is conditioned upon Titan's receipt of a bank consent.

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(a)      Name of Issuer:   SUREBEAM CORPORATION.

(b)      Address of Issuer's Principal Executive Offices:
                                     3033 SCIENCE PARK ROAD, SAN DIEGO, CA 92121

ITEM 2.

(a)      Name of Person Filing:  THE TITAN CORPORATION

(b)      Address of Principal Business Office or, if none, Residence:
                                     3033 SCIENCE PARK ROAD, SAN DIEGO, CA 92121

(c)      Citizenship:  DELAWARE CORPORATION

(d)      Title of Class of Securities:
                                CLASS A COMMON STOCK ON AN "AS CONVERTED" BASIS.

(e)      CUSIP Number:  86866R102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(b), OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)      |_|      Broker or Dealer registered under Section 15 of the Act (15
                  U.S.C. 78o);

(b)      |_|      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)      |_|      Insurance company as defined in section 3(a)19) of the Act (15
                  U.S.C. 78c);

(d)      |_|      An investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)      |_|      An investment adviser in accordance with
                  ss.240.13d-1(b)(1)(ii)(E);

(f)      |_|      An employee benefit plan or endowment fund in accordance
                  with ss.240.13d-1(b)(1)(ii)(F);

(g)      |X|      A parent holding company or control person in accordance with
                  ss.240.13d-1(b)(ii)(G);

(h)      |_|      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)      |_|      A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

(j)      |_|      Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

ITEM 4.  OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount Beneficially Owned: 46,774,235 SHARES OF CLASS B COMMON STOCK OF THE ISSUER WHICH IS CONVERTIBLE, ON A ONE-FOR-ONE BASIS INTO SHARES OF THE ISSUER'S CLASS A COMMON STOCK.

         (b)      Percent of Class:                                       80.1*%

         (c)      Number of shares as to which such person has:
                  (i)      Sole power to vote or to direct the vote:      80.1*%
                  (ii)     Shared power to vote or to direct the vote:        0%
                  (iii)    Sole power to dispose or to direct the
                           disposition of:                                80.1*%
                  (iv)     Shared power to dispose or to direct the
                           disposition of:                                    0%

INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

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ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: NOT APPLICABLE

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

----------------
* Represents 80.1% of total outstanding stock and 97.6% of the total voting power.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: NOT APPLICABLE

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: NOT
        APPLICABLE

         If a group has filed this schedule pursuant to ss.240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF A GROUP

         Notice of a dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATION

         (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             February 14, 2002                       THE TITAN CORPORATION
         -----------------------------
                  Date

                                                        /s/ Mark W. Sopp
                                                 -------------------------------
                                                            Signature

                                                Mark W. Sopp, Sr. Vice President
                                                --------------------------------
                                                           Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. Seess.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                  Page 5 of 5


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                                    EXHIBIT 1

                SUREBEAM CORPORATION, A DELAWARE CORPORATION. CO